Exhibit 99.1

Caesarstone Reports Third Quarter Results

•	Record Quarterly Revenue of $154.7 million, up 7.2%; Grows 4.6% on a Constant Currency basis
•	Quarterly diluted EPS of $0.19; Adjusted Diluted EPS of $0.37
•	Updates guidance for Revenue to $580-$590 million and Adjusted EBITDA to $100-$105 million

MP MENASHE, Israel--(BUSINESS WIRE) -- Caesarstone Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its third quarter ended September 30, 2017.

Revenue in the third quarter of 2017 increased by 7.2% to a record level of $154.7 million as compared to $144.3 million in the same quarter of the prior year. On a constant currency basis, third quarter revenue growth was 4.6%. Growth in revenue was driven primarily by continued strong performances in the United States and Canada, which grew 6.0% and 14.2%, respectively, as well as from Europe, which grew 28.2%.

Raanan Zilberman, Chief Executive Officer, commented, “We are somewhat pleased with our top line results for the third quarter. However, challenges in manufacturing have yielded margins below our expectations.  We believe we have already identified the main challenges and that they are addressable. We have commenced implementing countermeasures and we expect margin improvement over time. While focusing short term on increasing the throughput of our production, we will continue and leverage on our key strong assets: our differentiated and creative product, the brand that is the top of mind in the industry and our strong channels to the market.”

Gross margin in the third quarter was 32.1% compared to 40.5% in the same period in the prior year. The decrease in margin was primarily attributable to a higher portion of total production coming from Richmond-Hill plant, which continues to require higher costs, lower throughput in Israel, increased polyester prices and the impact of Hurricane "Irma" and "Harvey" on sales and production in the United States.

Operating expenses in the third quarter were $38.7 million, or 25.0% of revenues, as compared to $30.3 million, or 21.0% of revenues, in the same quarter last year. The Company noted that legal settlements and loss contingency expenses were $5.7 million in third quarter of 2017 compared with $1.0 million in the same quarter last year. This quarter’s expenses include a one-time reserve adjustment of $4.3 million related to recent developments in outstanding product liability claims.

Excluding these costs, operating expenses were $33.0 million, or 21.3% of revenues, as compared to $29.3 million, or 20.3% of revenues, in the same quarter last year. Such increase in expenses was primarily due to planned investments in marketing and sales capabilities to support growth in the United States and the newly established direct distribution in the United Kingdom.

Operating income in the third quarter was $11.0 million, a margin of 7.1%, compared to $28.2 million, an operating margin of 19.5%, in the third quarter of 2016.

Adjusted EBITDA, which excludes share-based compensation expenses, legal settlements and loss contingencies expenses and non-recurring items, was $25.6 million in the third quarter of 2017, a margin of 16.5%. This compares to adjusted EBITDA of $37.5 million in the prior year’s third quarter, a margin of 26.0%.  This year-over-year margin comparison reflects the gross margin factors and the increased investment in marketing and sales described above.

Finance expenses in the third quarter were $1.6 million compared to $1.1 million during the same period in the prior year. The increase was mainly related to exchange rate fluctuations.

The Company reported net income attributable to controlling interest for the third quarter of 2017 of $6.9 million compared to $22.3 million in the same quarter in the prior year. Diluted net income per share for the third quarter was $0.19 compared to $0.65 per diluted share in the prior year's third quarter. Adjusted diluted net income per share for the third quarter was $0.37 compared to last year’s third quarter level of $0.70, both on 34.5 million shares.

The Company's balance sheet as of September 30, 2017 remained strong with cash, cash equivalents and short-term bank deposits of $136.5 million, sequential net cash growth of $10.0 million compared to June 30, 2017.

Guidance

The Company today narrowed its full-year 2017 guidance for revenue to a range of $580 to $590 million and reduced its guidance for adjusted EBITDA to a range of $100 to $105 million.

Conference Call Details

Raanan Zilberman, the Company’s chief executive officer, and Yair Averbuch, the Company’s chief financial officer, will host a conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-877-407-4018 or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Third Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 13672095.  The replay will be available beginning at 11:30 a.m. ET on Wednesday, November 1, 2017 and will last through 11:59 p.m. ET on Wednesday, November 8, 2017.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supernatural, Motivo, and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and other claims; unpredictability of seasonal fluctuations in revenues; delays in manufacturing and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Ltd. and its subsidiaries
Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	September 30, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents and short-term bank deposits	$136,470	$106,270
Trade receivables, net	74,792	63,072
Other accounts receivable and prepaid expenses	29,178	39,484
Inventories	121,797	101,474

Total current assets	362,237	310,300

LONG-TERM ASSETS:
Severance pay fund	3,748	3,403
Other receivables long-term	14,189	7,977

Total long-term assets	17,937	11,380

PROPERTY, PLANT AND EQUIPMENT, NET	217,853	222,818

OTHER ASSETS	2,815	4,546

GOODWILL	37,065	35,656

Total assets	$637,907	$584,700

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$6,998	$8,540
Trade payables	58,804	48,633
Related party and other loan	3,430	3,099
Accrued expenses and other liabilities	40,058	33,065

Total current liabilities	109,290	93,337

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	8,345	8,070
Legal settlements and loss contingencies long-term	20,589	12,527
Accrued severance pay	5,228	4,265
Long-term warranty provision	1,131	988
Deferred tax liabilities, net	1,713	14,921

Total long-term liabilities	37,006	40,771

REDEEMABLE NON-CONTROLLING INTEREST	16,051	12,939

EQUITY:
Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	150,453	146,536
Accumulated other comprehensive income (loss)	1,255	(1,150)
Retained earnings	362,911	331,326

Total equity	475,560	437,653

Total liabilities and equity	$637,907	$584,700

Caesarstone Ltd. and its subsidiaries
Condensed consolidated statements of income

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2017	2016	2017	2016
	(Unaudited)

Revenues	$154,682	$144,306	$440,007	$403,568
Cost of revenues	104,964	85,845	289,127	242,514

Gross profit	49,718	58,461	150,880	161,054

Operating expenses:
Research and development	1,099	929	2,913	2,578
Marketing and selling	20,600	17,967	61,374	51,775
General and administrative	11,288	10,370	33,320	30,251
Legal settlements and loss contingencies, net	5,727	1,020	7,818	2,753

Total operating expenses	38,714	30,286	105,425	87,357

Operating income	11,004	28,175	45,455	73,697
Finance expenses, net	1,594	1,120	4,509	2,318

Income before taxes on income	9,410	27,055	40,946	71,379
Taxes on income	1,968	4,282	7,367	10,213

Net income	$7,442	$22,773	$33,579	$61,166

Net income attributable to non-controlling interest	(499)	(430)	(992)	(1,639)
Net income attributable to controlling interest	$6,943	$22,343	$32,587	$59,527
Basic net income per ordinary share (*)	$0.19	$0.65	$0.92	$1.71
Diluted net income per ordinary share (*)	$0.19	$0.65	$0.92	$1.70
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,338,953	34,412,294	34,332,715	34,867,064
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,397,880	34,450,561	34,398,587	34,927,479

(*) The numerator for the calculation of net income per share for the three and nine months ended September 30, 2017 has been reduced by approximately $0.5 and $1.0 million respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries
Selected Condensed consolidated statements of cash flows

	Nine months ended September 30,
U.S. dollars in thousands	2017	2016
	(Unaudited)
Cash flows from operating activities:

Net income	$33,579	$61,166
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,417	21,043
Share-based compensation expense	3,889	2,533
Accrued severance pay, net	600	(74)
Changes in deferred tax, net	(3,535)	(5,975)
Capital loss (income)	(7)	27
Legal settlemnets and loss contingencies, net	7,818	2,753
Compensation paid by a shareholder	-	266
Increase in trade receivables	(8,938)	(13,595)
Increase in other accounts receivable and prepaid expenses	(3,433)	(1,027)
Increase in inventories	(16,483)	(3,715)
Increase (decrese) in trade payables	6,594	(413)
Increase in warranty provision	197	30
Increase in accrued expenses and other liabilities including related party	6,085	2,613

Net cash provided by operating activities	48,783	65,632

Cash flows from investing activities:

Purchase of property, plant and equipment	(15,775)	(16,961)
Proceeds from sale of property, plant and equipment	10	21
Decrease (increase) in long term deposits	(99)	27

Net cash used in investing activities (*)	(15,864)	(16,913)

Cash flows from financing activities:

Dividend paid by subsidiary to non-controlling interest	-	(243)
Changes in short-term bank credit and loans, net	(2,325)	5,121
Repayment of a financing leaseback related to Bar-Lev transaction	(873)	(826)
Purchase of treasury shares at cost	-	(39,430)

Net cash provided by (used in) financing activities	(3,198)	(35,378)

Effect of exchange rate differences on cash and cash equivalents	479	(1,606)

Increase in cash and cash equivalents and short-term bank deposits	30,200	11,735
Cash and cash equivalents and short-term bank deposits at beginning of the period	106,270	62,807

Cash and cash equivalents and short-term bank deposits at end of the period	$136,470	$74,542

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(395)	(1,126)

(*) Cash used in investing activities does not include changes in bank deposits as such balance is included in the “cash and cash equivalents and short term bank deposits” line at the beginning and end of the period.

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2017	2016	2017	2016
	(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$7,442	$22,773	$33,579	$61,166
Finance expenses, net	1,594	1,120	4,509	2,318
Taxes on income	1,968	4,282	7,367	10,213
Depreciation and amortization	7,476	7,074	22,417	21,043
Legal settlements and loss contingencies, net (a)	5,727	1,020	7,818	2,753
Compensation paid by a shareholder (b)	-	266	-	266
Share-based compensation expense (c)	1,368	986	3,889	2,533
Provision for employees fringe benefits (d)	-	-	(114)	-
Adjusted EBITDA (Non-GAAP)	$25,575	$37,521	$79,465	$100,292

(a)
Consists of legal settlements expenses and loss contingencies, net, related to silicosis claims. Commencing in Q3, 2017, loss contingencies were adjusted to reflect also future subrogation claims from the National Insurance Intitute of Israel.

(b)	One time bonus paid by a shareholder to Company's employees.
(c)
Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company. In addition, includes expenses for phantom awards granted and related payroll expenses as a result of exercises.

(d)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Intitute of Israel.

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2017	2016	2017	2016
	(Unaudited)
Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$6,943	$22,343	$32,587	$59,527
Legal settlements and loss contingencies, net (a)	5,727	1,020	7,818	2,753
Compensation paid by a shareholder (b)	-	266	-	266
Share-based compensation expense (c)	1,368	986	3,889	2,533
Provision for employees fringe benefits (d)	-	-	(114)	-
Tax adjustment (e)	-	-	-	(1,158)
Total adjustments	7,095	2,272	11,593	4,394
Less tax on non-tax adjustments (f)	1,316	360	2,086	884
Total adjustments after tax	5,779	1,912	9,507	3,509

Adjusted net income attributable to controlling interest (Non-GAAP)	$12,722	$24,255	$42,094	$63,036
Adjusted diluted EPS (g)	$0.37	$0.70	$1.22	$1.80

(a)
Consists of legal settlements expenses and loss contingencies, net, related to silicosis claims. Commencing in Q3, 2017, loss contingencies were adjusted to reflect also future subrogation claims from the National Insurance Intitute of Israel.

(b)	One time bonus paid by a shareholder to Company's employees.
(c)
Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(d)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Intitute of Israel.

(e)	Tax adjustment as a result of tax settlement with the Israeli tax authorities.
(f)	Tax adjustments for the three and nine months ended September 30, 2017 and 2016 were based on the effective tax rates for these periods, respectively.

(g)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2017	2016	2017	2016
	(Unaudited)

USA	$61,877	$58,379	$184,729	$167,634
Australia (incl. New Zealand)	37,109	35,637	100,896	94,848
Canada	25,566	22,379	73,160	64,280
Israel	12,012	11,316	34,556	32,729
Europe	8,955	6,985	22,298	20,407
Rest of World	9,163	9,610	24,368	23,670
	$154,682	$144,306	$440,007	$403,568